Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

Roadway Express, Inc. and Subsidiaries

A wholly owned subsidiary of Yellow Roadway Corporation

Consolidated Balance Sheets as of June 30, 2004 and December 31, 2003;

Statements of Consolidated Operations for the three and six months ended June 30, 2004 and twelve and twenty-four weeks ended June 21, 2003;

Statements of Consolidated Cash Flows for the six months ended June 30, 2004 and twenty-four weeks ended June 21, 2003.

CONSOLIDATED BALANCE SHEETS

Roadway Express, Inc. and Subsidiaries

A wholly owned subsidiary of Yellow Roadway Corporation

(Amounts in thousands)

(Unaudited)

	June 30, 2004	December 31, 2003
Assets
Current Assets:
Cash and cash equivalents	$9,491	$24,552
Accounts receivable, net	—	349,016
Accounts receivable from affiliate	350,677	—
Prepaid expenses and other	70,715	27,317

Total current assets	430,883	400,885

Property and Equipment:
Cost	790,485	750,264
Less – accumulated depreciation	32,749	2,763

Net property and equipment	757,736	747,501

Goodwill	543,153	474,513
Intangibles, net	397,468	371,081
Other assets	4,694	8,441

Total assets	$2,133,934	$2,002,421

Liabilities and Parent Company Investment
Current Liabilities:
Accounts payable	$132,519	$108,425
Advances payable to parent and affiliates	86,338	115,202
Wages, vacations and employees’ benefits	222,049	173,298
Other current and accrued liabilities	102,226	110,566

Total current liabilities	543,132	507,491

Other Liabilities:
Note payable to affiliate	500,000	500,000
Deferred income taxes, net	194,090	186,280
Accrued pension and postretirement	205,810	208,785
Claims and other liabilities	109,579	110,173

Total other liabilities	1,009,479	1,005,238

Parent Company Investment:
Capital surplus	574,427	496,044
Retained earnings	8,622	(5,454)
Accumulated other comprehensive loss	(1,726)	(898)

Total parent company investment	581,323	489,692

Total liabilities and parent company investment	$2,133,934	$2,002,421

The accompanying notes are an integral part of these statements.

STATEMENTS OF CONSOLIDATED OPERATIONS

Roadway Express, Inc. and Subsidiaries

A wholly owned subsidiary of Yellow Roadway Corporation

(Amounts in thousands)

(Unaudited)

	Three Months Ended June 30, 2004	Twelve Weeks Ended June 21, 2003
Operating Revenue	$768,203	$691,156

Operating Expenses:
Salaries, wages and employees’ benefits	471,393	433,102
Operating expenses and supplies	117,461	125,734
Operating taxes and licenses	19,839	17,182
Claims and insurance	14,675	13,599
Depreciation and amortization	17,729	14,471
Purchased transportation	87,033	75,276
Losses (gains) on property disposals, net	(131)	(21)

Total operating expenses	727,999	679,343

Operating income	40,204	11,813

Nonoperating (Income) Expenses:
Interest expense	9,965	122
Other	10,387	505

Nonoperating expenses, net	20,352	627

Income Before Income Taxes	19,852	11,186
Income tax provision	8,140	4,842

Net Income	$11,712	$6,344

The accompanying notes are an integral part of these statements. Refer to Note 2 for the difference in accounting policies between the periods presented.

STATEMENTS OF CONSOLIDATED OPERATIONS

Roadway Express, Inc. and Subsidiaries

A wholly owned subsidiary of Yellow Roadway Corporation

(Amounts in thousands)

(Unaudited)

	Six Months Ended June 30, 2004	Twenty-four Weeks Ended June 21, 2003
Operating Revenue	$1,485,341	$1,396,400

Operating Expenses:
Salaries, wages and employees’ benefits	925,369	872,539
Operating expenses and supplies	238,143	251,560
Operating taxes and licenses	37,755	35,561
Claims and insurance	27,497	27,494
Depreciation and amortization	33,807	29,396
Purchased transportation	167,667	149,518
Losses (gains) on property disposals, net	(138)	781

Total operating expenses	1,430,100	1,366,849

Operating income	55,241	29,551

Nonoperating (Income) Expenses:
Interest expense	20,355	284
Other	10,291	915

Nonoperating expenses, net	30,646	1,199

Income Before Income Taxes	24,595	28,352
Income tax provision	10,266	11,733

Net Income	$14,329	$16,619

The accompanying notes are an integral part of these statements. Refer to Note 2 for the difference in accounting policies between the periods presented.

STATEMENTS OF CONSOLIDATED CASH FLOWS

Roadway Express, Inc. and Subsidiaries

A wholly owned subsidiary of Yellow Roadway Corporation

(Amounts in thousands)

(Unaudited)

	Six Months Ended June 30, 2004	Twenty-four Weeks Ended June 21, 2003
Operating Activities:
Net income	$14,329	$16,619
Noncash items included in net income:
Depreciation and amortization	33,807	29,396
Losses (gains) on property disposals, net	(138)	781
Deferred income tax provision, net	(1,759)	(9,541)
Changes in assets and liabilities, net:
Accounts receivable	349,126	14,926
Accounts payable	(9,516)	(1,817)
Other working capital items	6,694	(34,306)
Claims and other	(3,570)	9,894
Other, net	4,521	429

Net cash from operating activities	393,494	26,381

Investing Activities:
Acquisition of property and equipment	(31,090)	(21,216)
Proceeds from disposal of property and equipment	2,074	1,472

Net cash used in investing activities	(29,016)	(19,744)

Financing Activities:
Dividends paid	—	(42,000)
Advances payable to parent and affiliates, net	(379,539)	—

Net cash used in financing activities	(379,539)	(42,000)

Net Decrease In Cash and Cash Equivalents	(15,061)	(35,363)

Cash and Cash Equivalents, Beginning of Period	24,552	82,016

Cash and Cash Equivalents, End of Period	$9,491	$46,653

The accompanying notes are an integral part of these statements. Refer to Note 2 for the difference in accounting policies between the periods presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Roadway Express, Inc. and Subsidiaries

A wholly owned subsidiary of Yellow Roadway Corporation

(unaudited)

1.	Description of Business

Roadway Express, Inc. and subsidiaries (also referred to as “Roadway Express,” “the Company,” “we” or “our”), a wholly owned subsidiary of Roadway LLC, which is wholly owned by Yellow Roadway Corporation (“Yellow Roadway”), is a leading transportation services provider that offers a full range of regional, national and international services for the movement of industrial, commercial and retail goods, primarily through decentralized management and customer facing organizations. Roadway Express owns 100 percent of Reimer Express Lines Ltd. located in Canada that specializes in shipments into, across and out of Canada. Roadway Express has no reportable operating segments as management evaluates operating performance and allocates resources based on Roadway Express consolidated results.

On December 11, 2003, Yellow Corporation completed the acquisition of Roadway Corporation. The combined company was renamed Yellow Roadway Corporation (“Yellow Roadway”). Roadway Corporation was merged with and into Roadway LLC, a newly formed limited liability company and a wholly owned subsidiary of Yellow Roadway. Consideration for the acquisition included $494 million in cash and 18.0 million shares of Yellow Roadway common stock for a total purchase price of approximately $1.1 billion. Roadway LLC principal segments include Roadway Express and Roadway Next Day Corporation.

2.	Principles of Consolidation and Summary of Accounting Policies

The accompanying consolidated financial statements include the accounts of Roadway Express and its wholly owned subsidiaries. We have prepared the consolidated financial statements, without audit by independent public accountants, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). In management’s opinion, all normal recurring adjustments necessary for a fair statement of the financial position, results of operations and cash flows for the interim periods included herein have been made. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from these statements pursuant to SEC rules and regulations. Accordingly, the accompanying consolidated financial statements should be read in conjunction with the consolidated financial statements included as Exhibit 99.4 to the Yellow Roadway Corporation Annual Report on Form 10-K for the year ended December 31, 2003.

Prior to the acquisition of Roadway Corporation by Yellow Corporation on December 11, 2003, Roadway Corporation and all of its wholly owned subsidiaries, including Roadway Express, operated on thirteen four-week accounting periods with twelve weeks in each of the first three quarters and sixteen weeks in the fourth quarter. As part of the acquisition, Roadway Express adopted a calendar-quarter reporting basis as well as the significant accounting policies of Yellow Roadway Corporation. In addition, we utilized independent third party appraisers to revalue significant assets and liabilities to fair market value, therefore these financial statements are not comparable to prior periods. For accounting policies related to the Consolidated Balance Sheets as of June 30, 2004 and December 31, 2003, for the Statements of Consolidated Operations for the three and six months ended June 30, 2004, and for the Statement of Consolidated Cash Flows for the six months ended June 30, 2004 and the related notes to financial statements, please refer to the Yellow Roadway Corporation Annual Report on Form 10-K for the year ended December 31, 2003. For accounting policies related to the Statements of Consolidated Operations for the twelve and twenty-four weeks ended June 21, 2003 and the Statement of Consolidated Cash Flows for the twenty-four weeks ended June 21, 2003 and related notes to financial statements, please refer to the Roadway Express financial statements and related notes at December 11, 2003, filed as Exhibit 99.3 to the Yellow Roadway Corporation Annual Report on Form 10-K for the year ended December 31, 2003.

3.	Goodwill and Intangibles

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. The following table shows the amount of goodwill and changes therein:

(in thousands)	December 31, 2003	Purchase Accounting Reclasses/ Other	June 30, 2004
Goodwill	$474,513	$68,640	$543,153

As the acquisition of Roadway Corporation by Yellow Corporation occurred in December 2003, the allocation of the purchase price included in the December 31, 2003 Consolidated Balance Sheets was preliminary and subject to refinement. During the six months ended June 30, 2004, an independent asset valuation was received and certain reallocations were made related to tangible and intangible assets. In addition, the fair value of certain post-employment benefit obligations was determined by an actuary. The purchase price allocation has been modified to reflect the results of these analyses. These changes did not have a material impact on our consolidated results of operations.

As of June 30, 2004, refinements to the purchase price allocation are substantially complete. We do expect additional changes during the third quarter of 2004 with respect to the determination of the fair value of certain tax-related contingencies and certain other minor refinements. We do not expect these subsequent changes to have a material impact on our consolidated results of operations.

The components of amortizable intangible assets are as follows:

		June 30, 2004		December 31, 2003
(in thousands)	Weighted Average Life (years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer related	19	$63,800	$1,653	$48,900	$164
Technology based	3	15,000	2,660	15,000	256

Intangible assets		$78,800	$4,313	$63,900	$420

Total marketing related intangible assets with indefinite lives were $323.0 million at June 30, 2004 and $307.6 million at December 31, 2003. These intangible assets are not subject to amortization. The change between periods related to a reclassification arising from modifications to the purchase price allocation, as discussed above, and foreign currency translation adjustments.

4.	Restructuring Costs

In connection with the acquisition of Roadway Corporation by Yellow Corporation, we incurred $13.4 million of restructuring costs as a result of severance (administrative, sales and operations personnel) and relocation of workforce and contract terminations. We have recognized such costs as a liability assumed as of the acquisition date, resulting in additional goodwill. These restructuring costs consisted of $12.2 million of employee termination (including wages, health benefits and outplacement services) and relocation costs for approximately 800 employees and $1.2 million for contract terminations. All of these restructuring items will have been effectuated within one year of the acquisition date in accordance with purchase accounting requirements. During the six months ended June 30, 2004, we paid $2.0 million of restructuring costs resulting in an

$11.4 million accrued liability at June 30, 2004.

5.	Employee Benefits

Components of Net Periodic Pension Cost

In December 2003, the Financial Accounting Standards Board revised Statement of Financial Accounting Standards (“SFAS”) No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits (“Statement No. 132R”). Statement No. 132R requires the disclosure of the components of the net periodic pension cost recognized during interim periods. The following table sets forth the components of our net periodic pension cost for the three and six months ended June 30, 2004 and the twelve and twenty-four weeks ended June 21, 2003:

(in thousands)	Three Months ended June 30, 2004	Twelve Weeks ended June 21, 2003	Six Months ended June 30, 2004	Twenty-four Weeks ended June 21, 2003
Service cost	$5,401	$4,693	$10,802	$9,386
Interest cost	7,331	6,257	14,662	12,514
Expected return on plan assets	(6,195)	(5,059)	(12,390)	(10,118)
Amortization of net transition obligation	—	(330)	—	(660)
Amortization of prior service cost	—	1,298	—	2,596
Amortization of net loss	16	32	32	64

Net periodic pension cost	$6,553	$6,891	$13,106	$13,782

The following table sets forth the components of our other postretirement costs for the three and six months ended June 30, 2004 and the twelve and twenty-four weeks ended June 21, 2003

(in thousands)	Three Months ended June 30, 2004	Twelve Weeks ended June 21, 2003	Six Months ended June 30, 2004	Twenty-four Weeks ended June 21, 2003
Service cost	$244	$466	$715	$932
Interest cost	406	788	1,189	1,576
Amortization of prior service cost	—	(445)	—	(890)
Amortization of net loss	—	134	—	268

Net periodic postretirement cost	$650	$943	$1,904	$1,886

Employer Contributions

In our financial statements for the year ended December 31, 2003, we disclosed that we expect to contribute approximately $20 million to our pension plans in 2004, and this expectation has not changed. As of June 30, 2004, we have not made any contributions to the plans.

6.	Comprehensive Income

Our comprehensive income for the periods presented includes net income and foreign currency translation adjustments. Comprehensive income for the three months ended June 30, 2004 and twelve weeks ended June 21, 2003 follows:

(in thousands)	June 30, 2004	June 21, 2003
Net income	$11,711	$6,344
Changes in foreign currency translation adjustments	(829)	3,139

Comprehensive income	$10,882	$9,483

Comprehensive income for the six months ended June 30, 2004 and twenty-four weeks ended June 21, 2003 follows:

(in thousands)	June 30, 2004	June 21, 2003
Net income	$14,329	$16,619
Changes in foreign currency translation adjustments	(1,070)	5,902

Comprehensive income	$13,259	$22,521

7.	Rental Expenses

Roadway Express incurs rental expenses under noncancelable lease agreements for certain buildings and operating equipment. Rental expense is charged to “operating expenses and supplies” on the Statements of Consolidated Operations. The following table represents the actual rental expense, as reflected in operating income, incurred for the three and six months ended June 30, 2004 and twelve and twenty-four weeks ended June 21, 2003:

(in thousands)	Three Months ended June 30, 2004	Twelve Weeks ended June 21, 2003	Six Months ended June 30, 2004	Twenty-four Weeks ended June 21, 2003
Rental expense	$13,449	$12,164	$26,557	$25,136

8.	Multi-Employer Pension Plans

Roadway Express contributes to multi-employer health, welfare and pension plans for employees covered by collective bargaining agreements (approximately 77 percent of total employees). The largest of these plans, the Central States Southeast and Southwest Areas Pension Plan (the “Central States Plan”) provides retirement benefits to approximately 53 percent of our total employees. The amounts of these contributions are determined by contract and established in the agreements. The health and welfare plans provide health care and disability benefits to active employees and retirees. The pension plans provide defined benefits to retired participants. We recognize as net pension cost the required contribution for the period and recognize as a liability any contributions due and unpaid.

Under current legislation regarding multi-employer pension plans, a termination, withdrawal or partial withdrawal from any multi-employer plan in an under-funded status would render us liable for a proportionate share of the multi-employer plans’ unfunded vested liabilities. This potential unfunded pension liability also applies to our unionized competitors who contribute to multi-employer plans. Based on the limited information available from plan administrators, which we cannot independently validate, we believe that our portion of the contingent liability in the case of a full withdrawal or termination would be material to our financial position and results of operations. Roadway Express has no current intention of taking any action that would subject us to obligations under the legislation.

Roadway Express has collective bargaining agreements with its unions that stipulate the amount of contributions each company must make to union-sponsored, multi-employer pension plans. The Internal Revenue Code and related regulations establish minimum funding requirements for these plans. Under recent legislation, qualified multi-employer plans are permitted to exclude certain recent investment losses from the minimum funding formula through 2005. The Central States Plan, in particular, has informed us that its recent investment performance has adversely affected its funding levels and that the fund is seeking corrective measures to address its funding. During the benefit period of the recent legislation, the Central States Plan is expected to meet the minimum funding requirements. If any of these plans, including the Central States Plan, fails to meet minimum funding requirements and the trustees of such a plan are unable to obtain a waiver of the requirements or certain changes in how the applicable plan calculates its funding level from the Internal Revenue Service (“IRS”) or reduce pension benefits to a level where the requirements are met, the IRS could impose an excise tax on all employers participating in these plans and contributions in excess of our contractually agreed upon rates could be required to correct the funding deficiency. If an excise tax were imposed on the participating employers and additional contributions required, it could have a material adverse impact on the financial results of Roadway Express.

9.	Related Party Transactions

Yellow Roadway maintains an asset backed securitization (“ABS”) facility that involves receivables of Yellow Transportation, Inc. and Roadway Express. The ABS facility is operated by Yellow Roadway Receivables Funding Corporation (“YRRFC”), a special purpose entity wholly owned by Yellow Roadway. As the receivables of Roadway Express are transferred to YRRFC, the accompanying balance sheet at June 30, 2004 reflects these amounts as accounts receivable from affiliate, net of certain financing costs.

On December 10, 2003, Roadway Express executed a $500 million ten-year Promissory Note to Roadway Corporation (subsequently renamed Roadway LLC), accruing interest at the rate of 8.25 percent. Interest is due and payable quarterly, and the principal is due at maturity. All amounts were outstanding at June 30, 2004 and at December 31, 2003.